[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 16, 2016

Valerie Lithotomos Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	Fiduciary/Claymore MLP Opportunity Fund (File Nos. 333-213517 and 811-21652)
Dear Ms. Lithotomos:
Thank you for your telephonic comments received on October 3, 2016 regarding the Registration Statement on Form N-2 filed by Fiduciary/Claymore MLP Opportunity Fund (the “Fund”) on September 6, 2016. On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.
Comment 1	Please explain the procedure to be followed to obtain FINRA review and clearance of the filing regarding the Fund’s contemplated offerings.
Response 1	Following effectiveness of the Registration Statement and prior to any offering pursuant to the Registration Statement involving a FINRA member broker or dealer, the Fund will submit the Registration Statement for review by FINRA Corporate Finance and receive a condition no-objection letter under FINRA Rule 5110. Thereafter, the applicable underwriter or dealer for a given takedown will submit each takedown to receive confirmation of no-objections with respect to such offering from FINRA Corporate Finance under FINRA Rule 5110.
Comment 2	Confirm that the Fund has no present intention to issue preferred shares in the next twelve months.
Response 2	The Fund has no present intention to issue preferred shares in the next twelve months. However, management regularly evaluates the merits of various forms of leverage, including preferred shares, considering market conditions, outlook, leverage costs and optimal leverage structure, among other factors as it seeks to continually enhance shareholder value. In the event that the Fund’s intentions change regarding the forms of leverage to be used by the Fund, the Fund will provide appropriate disclosure in subsequent prospectus supplements.

Securities and Exchange Commission
November 16, 2016

Comment 3	Please advise whether the Registration Statement includes disclosure regarding the effects of return of capital distributions.
Response 3	The Registration Statement includes extensive discussion regarding return of capital distributions, including in the discussion of the distributions received by the Fund from underlying MLPs and the distributions paid by the Fund under “Prospectus Summary—Investment Objectives and Policies” as well as under “Prospectus Summary—Tax Considerations,” “Prospectus Summary—Distributions,” “Prospectus Summary—Special Risk Considerations—Tax Risks,” “Prospectus Summary—Special Risk Considerations—Distribution Risks” and corresponding disclosure in the body of the Prospectus.
Comment 4	In the Trustee biographical information table, revise the Other Directorships column to reflect that it includes information for the past five years.
Response 4	The table has been revised as requested.
Comment 5	Confirm supplementally that if the assumptions utilized in the fee table change, the registration statement will be supplemented accordingly.
Response 5	The Fund confirms that if the assumptions utilized in the fee table change, the registration statement will be supplemented accordingly.
Comment 6	Include the following disclosure in the footnotes to the fee table:
The Fund will be treated for U.S. federal income tax purposes as a taxable regular corporation or so called “C” corporation. As a C corporation the Fund will accrue a deferred tax liability balance for its future tax liability associated with the capital appreciation of its investments and the distributions it receives on equity securities of MLPs considered to be returns of capital and for any net operating gains.  The Fund’s accrued deferred tax liability, if any, will be reflected in its NAV.
Future actual income tax expense, if any, will be incurred over many years depending on if and when investment gains are realized, the then current tax basis of assets, the level of net loss carryforwards and other factors.
Response 6	The requested disclosure has been added.
Comment 7	Explain how the 73 basis points for current income tax included in the fee table was calculated.
Response 7	Current income tax expense was calculated based on the current tax expense disclosed in the May 31, 2016 semi-annual report of $1,752,387 divided by the net assets of the Fund at May 31, 2016 of $480,202,325. The resulting quotient was then annualized.

Securities and Exchange Commission
November 16, 2016

Comment 8	Include the following disclosure in footnote 9 to the fee table:
An estimate of deferred income tax expense or benefit is dependent upon the Fund’s net investment income or loss and realized and unrealized gains and losses on investment and such expenses or benefits may vary greatly from year to year and from to day to day depending on the nature of the fund’s investments, the performance of those investments, and general market conditions.  Therefore, any estimate of deferred income tax expense or benefit cannot be reliably predicted from year to year.
Response 8	The requested disclosure has been added.
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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.
Sincerely,
/s/ Kevin T. Hardy
Kevin T. Hardy